					Exhibit 12
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	For the year ended December 31,
	2008	2007	2006	2005	2004

Earnings before income taxes	$ 605,776	$ 994,870	$ 896,348	$ 799,425	$ 526,991
Fixed charges	109,977	93,240	62,546	68,472	20,649
Earnings before income taxes and fixed charges	$ 715,753	$ 1,088,110	$ 958,894	$ 867,897	$ 547,640

Fixed charges:
Interest expense	$ 96,386	$ 82,217	$ 52,446	$ 58,414	$ 14,301
Portion of rental expense representative of interest factor (1)	13,591	11,023	10,100	10,058	6,348
Total fixed charges	$ 109,977	$ 93,240	$ 62,546	$ 68,472	$ 20,649

Ratio of earnings to fixed charges	6.5	11.7	15.3	12.7	26.5

 (1) One-third of net rent expense is the portion deemed representative of the interest factor.